May 18, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance

Office of Manufacturing

100 F Street NE
Washington, D.C. 20549

Attn:	Ernest Greene, Staff Accountant Anne McConnell, Staff Accountant Thomas Jones, Staff Attorney Sherry Haywood, Staff Attorney

Re:	Landcadia Holdings III, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed March 19, 2021 File No. 333-252693

Ladies and Gentlemen:

On behalf of our client, Landcadia Holdings III, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form S-4 filed on March 19, 2021 (the “Registration Statement”), contained in the Staff’s letter dated April 5, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its second amended Registration Statement on Form S-4 (the “Second Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Second Amended Registration Statement.

Amendment 1 to Registration Statement on Form S-4 filed March 19, 2021

Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information, page 45

1.	Please be advised that all stockholders' equity per share calculations should be determined by dividing total stockholders' equity as of the most recent balance sheet date by the number shares outstanding as of that date on a historical and pro forma basis. Please be advised that basic and diluted per share disclosures should only be presented for net income (loss).

United States Securities and Exchange Commission

May 18, 2021

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has updated the pro forma per share financial information presented on page 48 of the Second Amended Registration Statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 134

2.	Please revise the pro forma balance sheet on page 137 to properly label Cash and accrued interest held in Trust Account since it appears it is currently mislabeled Deferred offering costs.

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has revised the pro forma balance sheet on page 141 of the Second Amended Registration Statement to properly label cash and accrued interest held in trust.

3.	We note your response to prior comment 14 and the revisions to adjustments (DD) and (FF) in Note 3 on page 142; however, given the tax benefits now recorded in Hillman's historical financial statements, please explain what consideration you have given to further revising the pro forma income tax adjustments to ensure that the effective pro forma income tax rate reflected under each scenario is more reflective of the statutory income tax rate.

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has updated footnotes DD and FF in Note 3 on pages 145 and 146 of the Second Amended Registration Statement.

Consolidated Financial Statements - HMAN Group Holdings

1. Basis of Presentation

Restatement of Previously Issued Consolidated Financial Statements for Income Tax Accounting Errors, page F-28

4.	Please revise your Consolidated Statement of Comprehensive Loss table to also include the impact of the error corrections on per-share amounts for each prior period presented. Refer to ASC 250-10-50-7.

Response: In response to the Staff’s comment, the Company, after consultation with Hillman, has revised the disclosure on page F-50 of the Second Amended Registration Statement to include the impact of the error corrections on per-share amounts for each period presented.

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United States Securities and Exchange Commission

May 18, 2021

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-34

5.	We have read your response to prior comment 25. Please more fully address the following:

•	You indicate you have an implied obligation to provide services for a short period of time beyond the delivery date under the presumption that customers will continue to place orders. Given that that your contracts do not explicitly mention services, explain the services offered to customers throughout the duration of the customer relationship;

•	Explain how you determined service revenue is recognized over time as the related products are delivered, which approximates a time-based recognition pattern. Address if and how you determined whether the nature of your promise is to stand ready to provide services or a promise to provide specific services; and

•	In regard to the arrangements to provide key duplication and tag engraving machines at no stated costs and your determination the arrangements do not contain a lease, provide us a more comprehensive explanation of the terms and conditions of the arrangements, including your determination that they do not meet the definition of a lease under ASC 842.

Response: The Company acknowledges the Staff’s comment. In addition to our response dated March, 19, 2021, after consultation with Hillman, the Company notes that the services offered by Hillman include down-stocking, organizing, and installing/maintaining displays on a regular basis to keep Hillman’s products well organized and ready for the consumer to purchase. The material component of Hillman’s service is to ensure that the retailers’ displays of Hillman’s products are always stocked and well organized. These services are generally performed very near to the time of delivery of the product and typically require only hours of work per order. Service activities are determined based on Hillman’s sales and service team’s standard operating procedures and are not prescribed by the customer nor are they provided as and when a customer decides. Hillman’s commitment is not to stand ready to provide services but rather to provide services based on the schedule set by its field service team. Hillman’s sales and service teams determine what services are required based on their review of the customer’s inventory levels and the state of the shelves.

Customers regularly place replenishment orders, with larger multi-store customers placing multiple orders per day and smaller single-store customers placing multiple orders per month. Customer ordering patterns and delivery are typically consistent over time. Given the consistent ordering patterns and the fact that the services are typically performed very near to the delivery date of the products, the timing of revenue recognition for services is at or very near the timing of recognition for the products. In addition, the value to provide such services is minimal in relation to the value of the hardware provided. As timing of recognition would not be materially different and the value of the services are not significant in relation to the hardware, Hillman doesn’t separately allocate and track the portion of the transaction price related to services.

In addition to our response dated March, 19, 2021, after consultation with Hillman, the Company notes that these arraignments are generally not in writing and it is implied that Hillman will provide the key duplication or engraving equipment at no charge so long as the customer purchases key blanks or tags from Hillman. There are no specified terms or conditions related to these arrangements other than the purchase keys and tags from Hillman. Hillman determines the appropriate type of equipment to be provided based on customer needs, predicted sales volume, and retail foot traffic. The vast majority of Hillman’s arrangements that rely on the use of the provided key duplication and engraving equipment to its clients do not meet the definition of a lease due to the lack of enforceable terms and conditions. Specifically, Accounting Standards Codification 842, Leases, defines a lease as “A contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration.”

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United States Securities and Exchange Commission

May 18, 2021

ASC 842-10-55-23 describes how an entity would evaluate the lease term in such arrangements where a lease exists:

An entity should determine the noncancellable period of a lease when determining the lease term. When assessing the length of the noncancellable period of a lease, an entity should apply the definition of a contract and determine the period for which the contract is enforceable. A lease is no longer enforceable when both the lessee and the lessor each have the right to terminate the lease without permission from the other party with no more than an insignificant penalty.

Based upon the abovementioned guidance, an entity is required to apply the definition of a contract and determine the period of time in which the contract is enforceable. Hillman, as well as its customers, each have the unilateral right to terminate the arrangement without permission of the other party at any time and can do so with there being no more than an insignificant penalty. In this respect, there is neither an explicit penalty specified in the agreement and there is similarly no implicit penalty from the equipment being returned to Hillman early (i.e., Hillman as the supplier can redeploy the equipment and the customer can seek out other vendors that provide key duplication and engraving technology). On the basis of this analysis, Hillman and the Company have concluded that Hillman’s agreements do not create enforceable rights for either party and, therefore, these arrangements do not meet the definition of a lease.

Stock Based Compensation, page F-37

6.	We have read your response to prior comment 26. Please revise your disclosures to discuss the key assumptions critical to your determination of the fair value of the common stock underlying stock-based awards as noted in your response. Please also revise your disclosures to disclose and discuss changes in these fair value estimates during each period presented. Please also address the reasons for differences in fair value estimates related to stock options relative to the fair value implied by the current merger transaction.

Response: In response to the Staff’s comment, the Stock Based Compensation disclosures on page F-59 of the Second Amended Registration Statement have been revised to discuss the key assumptions critical to the determination of the fair value of the common stock underlying stock-based awards and to disclose and discuss changes in these fair value estimates during each period presented.

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United States Securities and Exchange Commission

May 18, 2021

As noted in our previous response, Hillman Holdco infrequently grants options or other share-based awards. During 2020, Hillman Holdco granted 11,607 options. These options were comprised of four grant dates; one in fiscal January, two in fiscal February, and one in fiscal July. Hillman Holdco granted 1,420 options in January and February with the remaining 10,187 option grants occurring on the July grant date. All grants occurred prior to Hillman Holdco’s sale process, which commenced in September 2020. The exercise price for the majority of the options granted in 2020 was $1,300 which was based on the valuation performed as of December 28, 2019. Through the last grant date in July, Hillman Holdco had not seen significant changes in the business that would indicate that a new valuation was necessary. Through May 2020, Hillman Holdco’s performance was on track with the projections used in the December 28, 2019 share price valuation. Hillman Holdco saw growth above the projections in June, however, it did not believe one month’s strong performance was enough to indicate a trend or a need for a new share price valuation. Options were granted in July prior to the availability of any second half results. Hillman Holdco continued to see strong performance throughout the second half of 2020 and increased expectations of future performance, which lead to the implied fair value of Hillman Holdco’s common stock of $1,647.13 with respect to the proposed Business Combination. Additionally, the previous valuations included an estimated discount for lack of marketability. Upon completion of the proposed Business Combination, the newly issued common stock will be traded on a national securities exchange and this negates the impact of the discount for lack of marketability. The strong performance in the second half of 2020, higher growth expectations, and the removal of the discount for lack of marketability create the difference in the estimated fair value of the options granted in 2020 and the implied fair value of Hillman Holdco’s stock with respect to the proposed Business Combination.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

cc:	Steven L. Scheinthal, Landcadia Holdings III, Inc.

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